

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2025

Zhenyang Shi
Chairman and Chief Executive Officer
Pomdoctor Limited
Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000
People's Republic of China

> **Re: Pomdoctor Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed July 15, 2025**
> **File No. 333-285771**

Dear Zhenyang Shi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed July 15, 2025
Cover Page

1. We note your revised disclosure that six ADS will represent one class A ordinary shares. As such, it appears an investor could purchase a numbers of ADSs that is not divisible by six, and that purchase would result in the investor having a fractional interest in an ordinary share. Please revise your disclosure to address the material aspects of any such fractional interests.

       Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services